EXHIBIT 99.1

Statoil's share saving plan allocates shares

STAVANGER, Norway, Dec. 15, 2015 (GLOBE NEWSWIRE) -- The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on the 10th of December 2015 for use in the group's Share Saving Plan have on the 14 December 2015 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,009,183 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 135.

Name	Allocated shares in December	New total Statoil share holding
Bacher Lars Christian	944	21 116
Di Valerio Ingrid Elisabeth	238	2 845
Dodson Timothy	804	28 614
Gjærum Reidar	582	24 720
Grønland, Hilde	116	1 116
Hegge, Hans Jakob	530	22 854
Hovden Magne Andre	533	12 115
Klouman Hans Henrik	840	24 834
Knight John Nicholas	1 829	85 741
Kvelvane Ørjan	365	3 352
Lægreid, Stig	0	1 519
Mathieu Philippe François	428	9 305
Opedal Anders	254	14 511
Reitan, Torgrim	763	28 482
Rummelhoff, Irene	432	17 082
Skeie Svein	696	21 206
Sætre Eldar	603	39 130
Økland, Jens	272	10 735
Øvrum Margareth	1 039	37 032

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#1973528

CONTACT: Hilde Merete Nafstad, SVP  Investor Relations,
         mbl +47 95783911
         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524